June 6, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Western Asset Global High Income Fund Inc., File No. 811-21337

Dear Mr. Williamson:

On behalf of Western Asset Global High Income Fund Inc. (the “Fund” or “EHI”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2016, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on May 12, 2016 relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

General Comments

1. Follow Up on Comment 6 – Your response to our comment 6 notes that the Adviser may receive an additional $182,000 in fees per year as a result of the merger, please advise whether, and if so how, the Board considered the increased profitability of the Adviser, when deciding whether to approve the transaction. Also, while we acknowledge the disclosure provided in comment 2, we believe actual dollar amounts effectively communicate the conflict here, please revise as appropriate.

In response to the Staff’s comment, the Fund respectfully submits that the Board of Directors of Western Asset Global Partners Income Fund Inc. (“GDF”) and the Fund consider the profitability to Legg Mason Partners Fund Adviser, LLC (“LMPFA”) of its relationship with the funds in connection with their annual 15(c) process, which occurred at a meeting held on November 11-12, 2015. In considering the merger of GDF with and into the Fund (the “Merger”), the Board did not specifically consider the impact of the Merger on LMPFA’s profitability, but did determine that the Merger would likely result in savings to the stockholders of the funds and was in the best interests of the funds. In addition, in response to the Staff’s comment, the Fund has revised its disclosure to state:

As further described below, assuming the impact of EHI’s voluntary investment management fee waiver of 0.05%, it is anticipated that GDF’s total expense ratio will decline by 0.07% on net assets, from 1.67% to 1.60% as a result of the Merger, and EHI’s pro forma total expense ratio will be reduced by 0.07% on net assets from 1.67% to 1.60% as a result of the Merger…. In addition, it is anticipated that former stockholders of GDF will experience a management fee increase of 0.11%, or approximately $161,000, following the Merger as a result of EHI’s management fee (not including the management fee waiver) being calculated on managed assets, rather than net assets. GDF also pays 0.62% in other expenses based on its average daily net assets, whereas EHI only pays 0.54% in other expenses based on its average daily net assets. It is anticipated that GDF’s total expense ratio will remain the same and EHI’s will decline by 0.03% as a result of the Merger. However, assuming the impact of EHI’s voluntary investment management fee waiver of 0.05%, it is anticipated that GDF will experience a management fee increase of 0.04%, or approximately $58,000, and GDF’s total expense ratio will decline by 0.07% on net assets, from 1.67% to 1.60% as a result of the Merger.

The Fund respectfully notes that the decrease from $182,000 to $161,000 is a result of a decrease in GDF’s total assets.

2. In footnote 3 for EHI, you indicate the actual source of current year distributions may be from net investment income, return of capital or a combination thereof. Item 4 of Form N-2 requires that you present these separately in your financial highlights. Please confirm that you have only made distributions from net investment income through November 30th, or revise according to the form requirements.

In response to the Staff’s comment, the Fund has removed footnote 3. In addition, the Fund respectfully confirms that the source of current year distributions was from net investment income.

Proxy Statement/Prospectus Accounting Comments

3. The fee table is still open and needs to be updated.

In response to the Staff’s comment, the Fund has updated the fee table to be as of April 30, 2016.

4. The pro forma financial statements still need to be updated as well. It seems that some of the information used still reflects October 31. This information should be updated, as the pro forma information should be provided on the basis of the Acquiring Fund’s fiscal year end or semi-annual year end.

In response to the Staff’s comment, the Fund has updated the pro-forma financial statements to be as of November 30, 2015, the Fund’s semi-annual year end.

5. Note the requirements to provide updated consents as applicable.

In response to the Staff’s comment, the Fund has filed updated consents from the auditors with Amendment No. 2.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

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